 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-239701, 333-264992 and 333-267160).

 EXPLANATORY NOTE

RESULTS OF OPERATIONS

On May 23, 2024, the Company issued a press release announcing is financial results for its fiscal quarter ended March. A copy of the Company’s press release is filed herewith as Exhibit 99.1.

NASDAQ DETERMINATION LETTER

As previously reported in a Current Report on Form 6-K filed November 29, 2023, on November 21, 2023, the Company received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the market value of publicly held shares ("MVPHS") remained below the minimum $15 million for continued inclusion on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(b)(3)(c) (the “MVPHS Requirement”). The Company was provided an extension of 180 calendar days, or until May 20, 2024, (the “Compliance Period”) to regain compliance with the MVPHS Requirement.

On May 23, 2024, the Company issued a press release reporting that on May 22, 2024, it received a staff determination letter (the “Determination Letter”) from the Staff notifying the Company that it had not regained compliance with the MVPHS Requirement by May 20, 2024. A copy of the Company’s press release is filed herewith as Exhibit 99.1.

As described in the Determination Letter, unless the Company timely requests a hearing before a Hearings Panel (the “Panel”), the Company’s securities would be subject to suspension/delisting. Accordingly, the Company intends to timely request a hearing before the Panel.  The hearing request will automatically stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. In that regard, pursuant to the Nasdaq Listing Rules, the Panel has the authority to grant an extension not to exceed November 18, 2024.

Notwithstanding the foregoing, there can be no assurance that the Panel will grant the Company an additional extension period or that the Company will ultimately regain compliance with all applicable requirements for continued listing on The Nasdaq Global Select Market.

EXHIBIT INDEX

Exhibit	Description

99.1	Trinity Biotech Announces Q1 2024 Financial Results and Reiterates Guidance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/Des Fitzgerald
Des Fitzgerald
Interim Chief Financial Officer

Date:  May 28, 2024